Exhibit 4.5
DESCRIPTION OF CAPITAL STOCK
General
The following description summarizes certain important terms of the capital stock of Palantir Technologies Inc. (“we,” “us,” “our” or the “Company”). Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this exhibit titled “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation, amended and restated bylaws, amended and restated investors’ rights agreement, and the Founder Voting Agreement (as defined below), each previously filed with the Securities and Exchange Commission and incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.5 is a part, and to the applicable provisions of Delaware law. Our authorized capital stock consists of 24,701,005,000 shares of capital stock, par value $0.001 per share, of which:

•	20,000,000,000 shares are designated as Class A common stock;

•	2,700,000,000 shares are designated as Class B common stock;

•	1,005,000 shares are designated as Class F common stock; and

•	2,000,000,000 shares are designated as preferred stock.
Common Stock
Our amended and restated certificate of incorporation includes a number of provisions that in certain circumstances and in combination with agreements adopted in connection with our governance structure, provide that Alexander Karp, Stephen Cohen, and Peter Thiel (“Founders”) have effective control over all matters submitted to our stockholders for approval, including the election and removal of directors and significant corporate transactions such as a merger or other sale of our Company; provided, however, that additional non-Founder stockholder approval will be required for certain transactions, including as described below under “Multi-Class Common Stock—Stockholder Approval of Certain Transactions.” These and other provisions in our amended and restated certificate of incorporation discussed in this section could deter takeovers or delay or prevent changes in control of our Company, as well as changes in our Board of Directors or management team. While our Board of Directors retains the power to hire and remove members of our management, which currently includes two of our Founders, the Founders would continue to beneficially own shares of Class F common stock and Class B common stock and be able to exercise control over matters submitted to a vote of our stockholders so long as our Founders who are then party to that certain Founder Voting Agreement (the “Founder Voting Agreement”), dated as of September 22, 2020, among the Founders and Wilmington Trust, National Association, as the grantee of the proxies and powers of attorney to be delivered thereunder (the “Grantee”), and certain of their affiliates collectively meet a minimum ownership threshold (initially, 100 million of our Corporation Equity Securities (as defined in our amended and restated certificate of incorporation), subject to reduction if a Founder withdraws from the Founder Voting Agreement, as explained in more detail below) on the applicable record date for a vote of the stockholders, which minimum threshold is defined in the amended and restated certificate of incorporation as the “Ownership Threshold,” even if one or more of our Founders resigns from the Company or is terminated.
Multi-Class Common Stock
Our amended and restated certificate of incorporation provides for a multi-class common stock structure pursuant to which:

•	Class A common stock has one (1) vote per share;

•	Class B common stock has ten (10) votes per share; and

•	Class F common stock has a variable number of votes per share, as described in more detail below.
This novel capital structure differs significantly from those of other companies that have dual or multiple class capital structures. Each of these classes of common stock has the same economic rights as the other two classes. For example, dividends or other distributions paid to the holders of shares of our common stock will be paid on an equal priority and ratably on a per share basis, unless different treatment of any such class is approved by an affirmative vote of the holders of a majority of the outstanding shares of Class A common stock, Class B common stock and Class F common stock, each voting separately as a class.
Subject to the Ownership Threshold, shares of Class F common stock will generally have a number of votes per share in respect of a matter submitted to our stockholders that would cause the total votes of all shares of Class F common stock, together with the votes attributable to shares of Class A common stock and Class B common stock held by our Founders and their affiliates that are subject to the Founder Voting Agreement and the votes attributable to shares of Class A common stock and Class B common stock held by our Founders and their affiliates that are designated as Designated Founders’ Excluded Shares (as defined in our amended and restated certificate of incorporation and described further herein), in each case entitled to vote on such matter, to equal, with respect to such matter, 49.999999% of the voting power of (i) all of the outstanding shares of capital stock of the Company entitled to vote on such matter (including in the case of the election of directors); or (ii) the shares present in person or represented by proxy and entitled to vote on such matter only if a majority of the shares present in person or represented by proxy and entitled to vote on such matter is the applicable voting standard (as applicable, “49.999999% of the Voting Power”). If the Ownership Threshold is not met, the shares of Class F common stock will have ten votes per share. In certain cases, however, even if the Ownership Threshold is met, if the voting power of shares of Class A common stock and Class B common stock held by the Founders or their affiliates that are subject to the Founder Voting Agreement or are Designated Founders’ Excluded Shares collectively equals greater than 49.999999% of the Voting Power with respect to a matter, then the Class F common stock will have zero votes with respect to such matter. See “—Founder Voting Agreement.”
In addition, shares of Class F common stock have ten (10) votes per share when holders of the Class F common stock vote separately as a class.
Our Founders are free to transfer or otherwise dispose of their shares of Class A common stock and Class B common stock without diminishing their voting power so long as our Founders who are then party to the Founder Voting Agreement and certain of their affiliates collectively meet the Ownership Threshold on the applicable record date. Our Founders are free to sell all of their shares pursuant to Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”) (subject to volume limitations) at such times and in such amounts as they determine. The total voting power that will be exercised in accordance with the decision of a majority in number of the Founders who are then party to the Founder Voting Agreement will not be diminished as a result of any such sales, so long as such Founders and certain of their affiliates collectively meet the Ownership Threshold on the applicable record date.
All shares of our Class F common stock are held in a voting trust (the “Founder Voting Trust”), established by our Founders pursuant to that certain Founder Voting Trust Agreement, dated as of September 22, 2020, among the Founders as beneficiaries and Wilmington Trust, National Association as the initial trustee (the “Trustee”) (the “Founder Voting Trust Agreement”). Upon the withdrawal or removal of a Founder as a beneficiary of the Founder Voting Trust Agreement, the Trustee will instruct our transfer agent and us to convert the withdrawing Founder’s pro rata portion of the shares of Class F common stock held in the Founder Voting Trust at the time of the withdrawal or removal into shares of Class B common stock in accordance with our amended and restated certificate of incorporation.
Our Founders are also currently party to the Founder Voting Agreement. The Founder Voting Agreement provides that all shares in respect of which the Founders or certain of their affiliates have granted a proxy and power of attorney in connection with such agreement will be voted, consented or not consented, as a whole, in the same manner as the shares of Class F common stock held in the Founder Voting Trust will be voted, consented or not consented by the Trustee, as notified to the Grantee by the Trustee. See “—Founder Voting Agreement.” As a result, votes representing up to 49.999999% of the Voting Power will be voted in a manner determined by the voting or consent instructions of our Founders who are then party to the Founder Voting Agreement. These voting rights will not be reduced even if such Founders sell shares of our capital stock, so long as the Ownership Threshold is satisfied as of the applicable record date. Conversely, these voting rights will not be increased even if one or more of our Founders who are then party to the Founder Voting Agreement acquire additional shares of our Class A common stock or Class B common stock. So long as such acquired shares are not designated as Designated Founders’ Excluded Shares (which is described further herein), such acquired shares would become subject to the proxy and power of attorney granted by the acquiring Founder pursuant to the Founder Voting Agreement and thus subject to the voting structure set forth in the Founder Voting Agreement. As a result, the acquisition of such additional shares would not increase the voting power that will be exercised in accordance with the decision of a majority in number of the Founders who are then party to the Founder Voting Agreement above 49.999999% of the Voting Power (unless such Founders hold in excess of 49.999999% of the Voting Power without giving effect to the voting power of the Class F common stock), but rather, due to the variable number of votes per share of the Class F common stock, would reduce the voting power of the Class F common stock. Further, even if such additional shares were designated as Designated Founders’ Excluded Shares, which designation must be in writing accompanied by a signed acknowledgment from each other Founder who is then party to the Founder Voting Agreement, such additional shares would not increase the voting power of the Founders who are then party to the Founder Voting Agreement above 49.999999% of the Voting Power (unless such Founders hold in excess of 49.999999% of the Voting Power without giving effect to the voting power of the Class F common stock), but would also reduce the voting power of the Class F common stock due to its variable number of votes per share.
The voting power of the Founders could exceed 49.999999% in certain limited circumstances. For example, if the Founders and their affiliates hold shares other than the Class F common stock, such as Class B common stock, that, in the aggregate, have voting power that exceeds 49.999999% of the Voting Power with respect to a matter submitted to our stockholders, then the total voting power of the Founders and their affiliates would exceed 49.999999% of the Voting Power with respect to such matter. In this case, the shares of our Class F common stock would generally be entitled to zero votes per share on that matter and all of the other shares that are then subject to the Founder Voting Agreement would continue to be voted in accordance with the decision of a majority in number of the Founders who are then party to the Founder Voting Agreement.
Pursuant to our amended and restated certificate of incorporation, a Founder may designate in writing as “Designated Founders’ Excluded Shares” a number of shares that would otherwise be required to be subject to the Founder Voting Agreement, provided that such written designation must be accompanied by signed acknowledgments from each other Founder who is then a party to the Founder Voting Agreement. A Founder’s Designated Founders’ Excluded Shares may be voted (or not voted) by the Founder or certain applicable affiliates of such Founder in his or their discretion, which may include a manner different than the voting power exercised in accordance with the decision of a majority of our Founders who are then party to the Founder Voting Agreement. Such Designated Founders’ Excluded Shares would reduce the total voting power that will be exercised in accordance with the decision of a majority in number of the Founders who are then party to the Founder Voting Agreement. Depending on certain circumstances, such Designated Founders’ Excluded Shares may have significant voting power. For example, Mr. Thiel has identified a portion of the shares of Class B common stock and Class A common stock beneficially owned by him and his affiliates as Designated Founders’ Excluded Shares, which will not be subject to the Founder Voting Agreement. Accordingly, Mr. Thiel or his affiliates may vote or not vote such Designated Founders’ Excluded Shares in their discretion.
Our amended and restated certificate of incorporation requires that, with respect to each matter that is submitted to a vote of our stockholders, each of our Founders who is then party to the Founder Voting Agreement will, no later than a date set forth in our amended and restated certificate of incorporation (the “Instruction Date”), deliver to our Secretary, the Trustee under the Founder Voting Trust Agreement and each other such Founder who is then party to the Founder Voting Agreement an instruction identifying how such Founder desires votes corresponding to the Class F common stock to be cast (including a vote of “withhold” or “abstain” that may not constitute a “vote” under the applicable voting standard required to approve the matter or elect the director nominee), or consents corresponding to the Class F common stock to be delivered or not delivered, as applicable, in each case with respect to such matter.
If there are two or three Founders who are then party to the Founder Voting Agreement as of the applicable Instruction Date, to the extent that at least two Founder instructions contain the same instruction as to how the Class F common stock should be cast, or consents corresponding to the Class F common stock to be delivered or not delivered, as applicable, in each case in respect of a matter, the shares of Class F common stock held in the Founder Voting Trust will be voted, consented or not consented, as a whole, by the Trustee in the manner contained in such matching instructions with respect to such matter, subject to the procedures set forth in our amended and restated certificate of incorporation. Conversely, if no two voting instructions are the same with respect to a matter, the shares of Class F common stock held in the Founder Voting Trust will be voted, as a whole, in the following manner by the Trustee with respect to such matter: (i) in the case of a vote on a director nominee, as “withhold,” (ii) in the case of the vote on the frequency of the “say-on-pay” vote, as “abstain,” (iii) in the case of all other matters subject to a vote of the stockholders at a meeting, be voted, as a whole, by the Trustee as “abstain” or “withhold”, so long as the effect thereof would be a vote against such matter, otherwise, as “against”, and (iv) in the case of a proposed stockholder action by written consent, the Trustee will not deliver consents in respect of the shares of Class F common stock held in the Founder Voting Trust (such instructions described in clauses (i)–(iv), the “No Majority Instruction”). If there is only one Founder who is then party to the Founder Voting Agreement, the shares of Class F common stock held in the Founder Voting Trust will be voted, consented or not consented, as a whole, by the Trustee in accordance with the voting or consent instruction of such Founder (unless he fails to timely provide an instruction, in which case shares of Class F common stock held in the Founder Voting Trust will be voted, consented or not consented, as a whole, by the Trustee in accordance with the No Majority Instruction). The Trustee will not exercise any voting discretion over the shares of Class F common stock held in the Founder Voting Trust. See “—Founder Voting Trust Agreement.”
In the event that any Founder is no longer a party to the Founder Voting Agreement, the Ownership Threshold will be reduced on a pro rata basis by a number equal to 100 million (as equitably adjusted for any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event) multiplied by a fraction, the numerator of which is the number of Corporation Equity Securities (which excludes Designated Founders’ Excluded Shares, as defined in our amended and restated certificate of incorporation) held or owned, directly or indirectly, on August 10, 2020, by such Founder and certain of his affiliates, on a fully diluted and as converted basis, and the denominator of which is the total number of Corporation Equity Securities (which excludes Designated Founders’ Excluded Shares) held or owned, directly or indirectly, on August 10, 2020, by all of our Founders and certain of their affiliates, on a fully diluted and as converted basis. As of August 10, 2020, our Founders and such affiliates held or owned, directly or indirectly, in the aggregate, approximately 502.4 million Corporation Equity Securities on a fully diluted and as converted basis. We expect that the Ownership Threshold would be reduced by approximately 57 million Corporation Equity Securities upon the withdrawal or removal from the Founder Voting Agreement of Alexander Karp, approximately 12 million Corporation Equity Securities upon the withdrawal or removal of Stephen Cohen and approximately 31 million Corporation Equity Securities upon the withdrawal or removal of Peter Thiel.
As a result of the voting rights and related agreements contemplated herein, for the foreseeable future, so long as the Ownership Threshold is satisfied as of the applicable record date and shares of Class F common stock are outstanding, our Founders will be able to effectively control all matters submitted to the stockholders for approval, including the election and removal of directors and significant corporate transactions such as a merger or other sale of the Company; provided, however, that additional non-Founder stockholder approval will be required for certain transactions, including as described below under “—Stockholder Approval of Certain Transactions.” The effective control described above could also delay, defer or prevent a change of control, merger, consolidation, takeover or other business combination involving the Company that other stockholders may support, and could discourage a potential acquiror from initiating such a transaction. Upon the withdrawal or removal of any of our Founders from the Founder Voting Agreement, including upon their death or disability, the remaining Founders or Founder, as the case may be, will determine the manner in which the shares of our Class F common stock as well as the shares subject to the Founder Voting Agreement are voted. In such cases, the voting power of our outstanding capital stock will be further concentrated among the remaining Founders, which may be as few as one. Further, if there are only two Founders who are party to the Founder Voting Agreement, one Founder will be able to effectively defeat any stockholder action, except for the election of directors or other matters that are decided by a plurality of votes, if his instruction to vote the shares of Class F common stock differs from the other Founder.
Our amended and restated certificate of incorporation provides our Founders who are then parties to the Founder Voting Agreement certain rights to review and object to the calculation of the voting power of the shares of Class F common stock prior to the certification of any vote or effectiveness of any action of our stockholders. Our amended and restated certificate of incorporation also contains certain obligations applicable to our Founders and the Grantee to provide information with respect to certain matters related to the calculation of the voting power of the shares of Class F common stock.
Dividend Rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our Board of Directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our Board of Directors may determine.
Voting Rights
Except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, the Class A common stock, Class B common stock and Class F common stock will vote together as one class on all matters submitted to a vote of our stockholders.
Pursuant to the terms of our amended and restated certificate of incorporation, except as otherwise required by applicable law, holders of Class A common stock, Class B common stock and Class F common stock, are not entitled to vote on any amendment to our amended and restated certificate of incorporation that relates solely to one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the terms of our amended and restated certificate of incorporation or pursuant to applicable law; provided that, prior to the Final Class F Conversion Date (as defined therein), any such amendment that affects the number of shares of preferred stock, or the designation, powers, preferences, and relative, participating, optional or other special rights of the shares of each such series and any qualifications, limitations or restrictions thereof, shall also require the affirmative vote of the holders of a majority of the outstanding shares of Class F Common Stock, voting as a separate class.
Furthermore, pursuant to our amended and restated certificate of incorporation, prior to the Final Class F Conversion Date, any action required or permitted to be taken by our stockholders may be taken without a meeting, but only if the action receives the affirmative consent of a majority of the outstanding shares of the Class F common stock, acting as a separate class, in addition to any other consent required before such action may be effected.
Stockholder Approval of Certain Transactions
Our amended and restated certificate of incorporation generally provides that if we enter into a transaction, other than a restructuring transaction or a transaction that otherwise does not involve a Change of Control (as defined in our amended and restated certificate of incorporation), which transaction requires, pursuant to Section 251(c) or Section 271(a) of the Delaware General Corporation Law, the approval of the holders of a majority of the voting power of all of the outstanding shares of our capital stock entitled to vote thereon, such transaction shall be subject to approval by the holders of at least fifty-five percent (55.0%) of the voting power of all of the outstanding shares of our capital stock entitled to vote thereon if the record date for determining the stockholders entitled to vote to approve such transaction occurs prior to the Final Class F Conversion Date.
Pursuant to the terms of our amended and restated bylaws, prior to the Final Class F Conversion Date, certain transactions that would require disclosure pursuant to Item 404(a) of Regulation S-K between any of our Founders (or their controlled affiliates), on the one hand, and us, on the other, in which consideration exchanges hands between our Founders (or their controlled affiliates) and us, and such consideration has a fair market value in excess of $50,000,000, as determined in accordance with our amended and restated bylaws, will require approval by either (a) the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the outstanding shares of our capital stock, voting together as a single class, or (b) an Independent Committee (as defined in our amended and restated bylaws).
Our amended and restated bylaws additionally provide that, prior to the Final Class F Conversion Date, the acquisition of our equity securities by our Founders (including their controlled affiliates) in a “Rule 13e-3 transaction” (as defined in Rule 13e-3 under the Exchange Act) will be conditioned on the approval by (a) an Independent Committee and (b) the holders of a majority of the voting power of our capital stock that is held by our stockholders other than our Founders (including their controlled affiliates) and any holder of our Class F common stock.
No Preemptive or Similar Rights
Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption, or sinking fund provisions.
Right to Receive Liquidation Distributions
If we become subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Equal Treatment of Common Stock in Certain Transactions
Our amended and restated bylaws additionally provide that in the case of a sale of all of the outstanding shares of our capital stock prior to the Final Class F Conversion Date, with respect to the consideration to which the holders of such shares are entitled (including the rights to elect among different forms of consideration), shares of our Class A common stock and Class B common stock held by any of our Founders or their controlled affiliates are required to be treated equally, identically and ratably, on a per share basis, to those shares of our Class A common stock and Class B common stock, respectively, held by any of our stockholders other than our Founders (including their controlled affiliates) and any holder of our Class F common stock, unless different treatment is approved by an Independent Committee.
Conversion of Class F Common Stock
Each outstanding share of Class F common stock will automatically convert into one (1) fully paid and nonassessable share of Class B common stock on the “Final Class F Conversion Date”, which shall be the earlier of: (i) the effective date of the termination of the Founder Voting Trust, other than any termination that occurs in connection with certain reorganizations or redomiciliations thereof and (ii) the effective date of the termination of the Founder Voting Agreement. See “—Founder Voting Trust Agreement” and “—Founder Voting Agreement.”

Our amended and restated certificate of incorporation also provides that each outstanding share of Class F common stock is convertible at any time at the option of the holder into one (1) fully paid and nonassessable share of Class B common stock. Shares of Class F common stock and legal and beneficial interests therein may not be transferred. Transactions to effect certain reorganizations or redomiciliations of the Founder Voting Trust will not constitute transfers. For the avoidance of doubt, the following actions will not constitute transfers: (i) the granting of a revocable proxy to our officers or directors at the request of our Board of Directors in connection with actions to be taken at an annual or special meeting of our stockholders or (ii) entering into, amending, extending, renewing, restating, supplementing or otherwise modifying the Founder Voting Agreement, the Founder Voting Trust Agreement or any agreement, arrangement or understanding contemplated by the terms of the Founder Voting Agreement or Founder Voting Trust Agreement, or taking any actions contemplated thereby, including (a) the granting of a proxy, whether or not irrevocable, to any person and the exercise of such proxy by such person and (b) the transfer of shares of Class B common stock to the Founder Voting Trust or to one or more beneficiaries of the Founder Voting Trust.
Conversion of Class B Common Stock
Our amended and restated certificate of incorporation provides that each outstanding share of Class B common stock is convertible at any time at the option of the holder into one (1) fully paid and nonassessable share of Class A common stock.
In addition, each share of Class B common stock will convert automatically into one (1) share of fully paid and nonassessable Class A common stock upon any transfer, whether or not for value, except for those to which our Board of Directors or an officer designated by our Board of Directors has previously approved or consented or concurrently or subsequently approves or consents, and except for certain permitted transfers described in our amended and restated certificate of incorporation. These permitted transfers described in our amended and restated certificate of incorporation include transfers to trusts solely for the benefit of the stockholder and certain related entities, transfers to partnerships, corporations and other entities exclusively owned by the stockholder or certain related entities, and transfers between certain stockholders, but only if all permitted transfers of a holder of Class B common stock (whether then held or acquired in the future) taken together do not result in shares of Class B common stock being “held of record” (as defined in Rule 12g5-1 promulgated under the Securities Exchange Act of 1934, as amended) by a larger number of stockholders of the Company following such transfer and any such permitted transfer results in the transfer of all of such holder’s shares of Class B common stock then held by such holder to such transferee, and such holder or such holder’s legal representative (including a guardian or conservator) agrees that any shares of Class B common stock acquired by such holder or such holder’s estate or beneficiary after the date of such transfer will be automatically transferred, without further action by such holder or such legal representative, to the same transferee such that neither the transfer nor any subsequent acquisition of Class B common stock results in any shares of Class B common stock being “held of record” (as defined in Rule 12g5-1 promulgated under the Securities Exchange Act of 1934, as amended) by a larger number of stockholders of the Company following such transfer or subsequent acquisition. Moreover, transfers will not include certain actions with respect to the Founder Voting Agreement, the Founder Voting Trust Agreement or any agreement, arrangement or understanding contemplated by their terms, or any actions contemplated thereby.
Preferred Stock
No shares of our preferred stock are currently outstanding. Pursuant to our amended and restated certificate of incorporation, our Board of Directors has the authority, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders, except that, prior to the Final Class F Conversion Date, the designation or issuance of preferred stock must receive the affirmative vote of a majority of our outstanding Class F common stock. Our Board of Directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Certain amendments to our amended and restated certificate of incorporation that relate solely to our preferred stock must receive the affirmative vote of a majority of outstanding Class F common stock (and also the affected preferred stock). Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our Class A common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the trading price of our Class A common stock and the voting and other rights of the holders of our Class A common stock. We have no current plan to issue any shares of preferred stock.

Registration Rights
Certain holders of our common stock are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our Amended and Restated Investors’ Rights Agreement dated August 24, 2020 (the “IRA”). While the registration rights of our non-affiliates pursuant to our IRA requiring us to register shares owned by them for public sale in the United States have expired under the terms of that agreement, our affiliates who are party to the Amended and Restated Investors’ Rights Agreement, including our Founders and certain of the entities affiliated with Peter Thiel, will retain the right to cause us to register shares held by them for resale until such rights terminate in accordance with the IRA. We will pay the registration expenses (other than underwriting discounts and commissions) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.
Demand Registration Rights
Certain holders of our common stock are entitled to demand registration rights. The holders of at least 50% of the shares registrable under the IRA can request that we register the offer and sale of their shares. Such request for registration must cover securities with an anticipated aggregate offering price of at least $25 million. We are obligated to effect only two such registrations. If we determine that it would be seriously detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than twice in any twelve-month period, for a period of up to 120 days. Additionally, we will not be required to effect a demand registration during the period beginning 60 days prior to the public filing of a registration statement, and ending on a date 180 days following the effectiveness of a registration statement.
Piggyback Registration Rights
If we propose to register the offer and sale of our Class A common stock or any other securities under the Securities Act, in connection with the public offering of such Class A common stock or any other securities, certain holders of our common stock will be entitled to “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a demand registration, (ii) a registration related to any employee benefit plan or a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (iii) a registration on any registration form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the shares registrable under the IRA or (iv) a registration in which the only Class A common stock being registered is Class A common stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.
S-3 Registration Rights
Certain holders of our common stock will be entitled to certain Form S-3 registration rights. The holders of at least 30% of these shares may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers securities with an anticipated aggregate public offering price of at least $1 million. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected such a registration within the twelve-month period preceding the date of the request. Additionally, if we determine that it would be seriously detrimental to us and our stockholders to effect such a registration, we have the right to defer such registration, not more than twice in any twelve-month period, for a period of up to 120 days.
Anti-Takeover Provisions
Certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. Our multi-class common stock structure, which, subject to limited exceptions described below under “—Stockholder Approval of Certain Transactions,” provides our Founders and their affiliates with the ability to effectively control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding common stock, so long as our Founders who are then party to the Founder Voting Agreement and certain of their affiliates collectively meet the Ownership Threshold on the applicable record date, may make the acquisition of us more difficult. If one or two Founders withdraw from the Founder Voting Agreement, but vote in the same manner as the shares of Class F common stock are voted pursuant to the Founder Voting Trust Agreement, the total voting power of the Founders and their affiliates exercised in the same manner would exceed 49.999999% of the voting power of our outstanding common stock in the aggregate so long as our Founders who are then party to the Founder Voting Agreement and certain of their affiliates collectively meet the Ownership Threshold on the applicable record date and could permit them to control the outcome of any vote of the stockholders on a potential acquisition of the Company. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Delaware Law
We will not be governed by the provisions of Section 203 of the Delaware General Corporation Law (“Section 203”). In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, except under certain circumstances. Such provision will not apply to us.
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions
Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our Board of Directors or management team, including the following:
Board of Directors Vacancies
Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our Board of Directors to fill vacant directorships and newly created directorships. In addition, the number of directors constituting our Board of Directors is permitted to be set only by a resolution adopted by a majority vote of our Board of Directors.
Stockholder Action by Written Consent; Special Meeting of Stockholders.
Prior to the Final Class F Conversion Date, our amended and restated certificate of incorporation provides that any action required or permitted to be taken by our stockholders may be taken without a meeting, but only if the action receives the affirmative consent of a majority of the outstanding shares of the Class F common stock, acting as a separate class, in addition to any other consent required before such action may be effected. From and after the Final Class F Conversion Date, our amended and restated certificate of incorporation provides that any action required or permitted to be taken by our stockholders must be taken at a meeting. Our amended and restated certificate of incorporation further provides that special meetings of our stockholders may be called only by a majority of our entire Board of Directors, the chairperson of our Board of Directors, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting.
Advance Notice Requirement
Our amended and restated bylaws provide for advance notice procedures for our stockholders seeking to bring business before our annual meeting of our stockholders or to nominate candidates for election as directors at our annual meeting of our stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice.
No Cumulative Voting
The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.
Stockholder Approval of Certain Transactions
Our amended and restated certificate of incorporation generally provides that if we enter into a transaction, other than a restructuring transaction or a transaction that otherwise does not involve a Change of Control (as defined in our amended and restated certificate of incorporation), which transaction requires, pursuant to Section 251(c) or Section 271(a) of the Delaware General Corporation Law, the approval of the holders of a majority of the voting power of all of the outstanding shares of our capital stock entitled to vote thereon, such transaction shall be subject to approval by the holders of at least fifty-five percent (55.0%) of the voting power of all of the outstanding shares of our capital stock entitled to vote thereon if the record date for determining the stockholders entitled to vote to approve such transaction occurs prior to the Final Class F Conversion Date.
Pursuant to the terms of our amended and restated bylaws, prior to the Final Class F Conversion Date, certain transactions that would require disclosure pursuant to Item 404(a) of Regulation S-K between any of our Founders (or their controlled affiliates), on the one hand, and us, on the other, in which consideration exchanges hands between our Founders (or their controlled affiliates) and us, and such consideration has a fair market value in excess of $50,000,000, as determined in accordance with our amended and restated bylaws, will require approval by either (a) the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the outstanding shares of our capital stock, voting together as a single class, or (b) an Independent Committee.
Our amended and restated bylaws additionally provide that, prior to the Final Class F Conversion Date, the acquisition of our equity securities by our Founders (including their controlled affiliates) in a Rule 13e-3 transaction will be conditioned on the approval by (a) an Independent Committee and (b) the holders of a majority of the voting power of our capital stock that is held by our stockholders other than our Founders (including their controlled affiliates) and any holder of our Class F common stock.
Issuance of Undesignated Preferred Stock
Our Board of Directors has the authority, without further action by our stockholders, to issue shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our Board of Directors. The existence of authorized but unissued shares of preferred stock would enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means. However, prior to the Final Class F Conversion Date, we may not designate or issue shares of preferred stock, or make certain amendments to our amended and restated certificate of incorporation that relate solely to one or more series of preferred stock, without an affirmative vote of a majority of the outstanding shares of the Class F common stock, voting as a separate class.
Board of Directors Permitted to Amend Bylaws
Our amended and restated certificate of incorporation and our amended and restated bylaws authorize our Board of Directors to adopt, amend or repeal the bylaws, provided, however, that our amended and restated bylaws require that a bylaw amendment adopted by our stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by our Board of Directors.
Classified Board of Directors
Our amended and restated certificate of incorporation provides for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms, from and after the Final Class F Conversion Date. Our directors will be assigned by the then current board of directors among the three classes when that event occurs. Prior to the Final Class F Conversion Date, directors will be elected annually.
Director Removal
Our amended and restated certificate of incorporation provides that a director may only be removed from office by the stockholders as provided in the Delaware General Corporation Law.
Exclusive Forum
Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, stockholders, officers, or other employees to us or our stockholders, (3) any action or proceeding asserting a claim arising pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws (as amended from time to time), (4) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware or (5) any other action or proceeding asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, another State court in Delaware, or if no State court has jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom, in all cases subject to the court having jurisdiction over indispensable parties named as defendants.

Our amended and restated bylaws also provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.
Founder Voting Agreement
Our Founders have entered into the Founder Voting Agreement with Wilmington Trust, National Association, as the grantee of certain proxies and powers of attorney contemplated therein. The Founder Voting Agreement became effective substantially concurrently with the effectiveness of our previous amended and restated certificate of incorporation on September 22, 2020.
Pursuant to the terms of the Founder Voting Agreement, on the day the agreement was executed and delivered, each Founder who was then party to the Founder Voting Agreement granted, and Peter Thiel caused certain of his affiliates to grant, a proxy and power of attorney to the Grantee to vote, or to deliver or not deliver consents, as applicable, with respect to (1) any Corporation Equity Securities entitled to vote on a matter submitted to a vote of our stockholders (other than shares of Class F common stock) that are held or owned, directly or indirectly, by such Founder or such affiliate, if applicable, and for which such Founder or such affiliate either has (a) sole voting power or (b) shared voting power and, in the case of this clause (b), the power and authority to grant, or to cause to be granted, a proxy and power of attorney with respect to such Corporation Equity Securities and (2) any other shares of our capital stock entitled to vote on a matter submitted to a vote of our stockholders (other than shares of Class F common stock) as volunteered by such Founder or such affiliate. As described above under “—Multi-Class Common Stock”, the number of such shares will affect the calculation of the voting power of the shares of Class F common stock. The Founder Voting Agreement provides that, so long as a Founder is then party to the Founder Voting Agreement, his controlled affiliates may be required to grant to the Grantee a proxy and power of attorney with respect to certain Corporation Equity Securities that such controlled affiliate owns or acquires, as more fully set forth in the Founder Voting Agreement. The Founder Voting Agreement will not restrict the ability of our Founders or any of their affiliates to transfer any Corporation Equity Securities that they hold or own, directly or indirectly, although certain controlled affiliates of our Founders that become transferees will be required to execute substantially similar proxy and power of attorney arrangements.
For any matter subject to a vote of the holders of one or more classes of our capital stock, at a meeting of our stockholders, the Founder Voting Agreement provides that the Grantee will vote (including a vote of “withhold” or “abstain” that may not constitute a “vote” under the applicable voting standard required to approve the matter or elect the director nominee) all shares of our capital stock entitled to vote thereon for which the Grantee has been granted a proxy and power of attorney in accordance with the Founder Voting Agreement, and will take all necessary and appropriate action in order to ensure that all such shares are voted, as a whole, in the same manner as the shares of Class F common stock held in the Founder Voting Trust will be voted by the Trustee (even if the shares of Class F common stock have zero votes per share with respect to the particular matter), as notified to the Grantee by the Trustee. For any matter subject to an action by written consent by holders of one or more classes or series of our capital stock, the Founder Voting Agreement provides that the Grantee will deliver consent or not deliver consent, as the case may be, to such action with respect to all shares of our capital stock entitled to vote thereon for which the Grantee has been granted a proxy and power of attorney in accordance with the Founder Voting Agreement, as a whole, in the same manner as the consents will be delivered or not delivered by the Trustee with respect to the shares of Class F common stock held in the Founder Voting Trust (even if the shares of Class F common stock have zero votes per share with respect to the particular matter), as notified to the Grantee by the Trustee. Pursuant to the Founder Voting Trust Agreement, the Trustee will notify the Grantee of how the Trustee is voting, or delivering consents or not delivering consents, as the case may be, with respect to, the shares of Class F common stock held in the Founder Voting Trust. The Trustee will notify the Grantee even if the shares of Class F common stock are entitled to zero votes per share. The Founder Voting Agreement provides that, if the Grantee has not received such notification from the Trustee, the Grantee will not vote or deliver a consent for any shares of our capital stock over which it has been granted a proxy and power of attorney in accordance with such agreement. For further discussion of the Trustee’s role in voting the Class F common stock, see “—Founder Voting Trust Agreement.”
The proxies and powers of attorney granted in accordance with the Founder Voting Agreement will be irrevocable until the earliest of (1) the Expiration Date (as defined below) and (2) such time as (A) the grantor has transferred the shares covered by such proxy and power of attorney to a person that is not required to execute and deliver a proxy and power of attorney pursuant to the Founder Voting Agreement or, if so required, such proxy and power of attorney has been so delivered, (B) in the case of a grantor that is a controlled affiliate of a Founder on the date it grants a proxy and power of attorney, the date such grantor ceases to be a controlled affiliate of a Founder and (C) in the case of a grantor that was a Founder on the date the Founder Voting Agreement was executed, the date such Founder ceases to be a party to the Founder Voting Agreement, in each case in accordance with the terms of the Founder Voting Agreement, and in each case upon which date such proxy and power of attorney with respect to such shares shall be automatically revoked without further action by any Person, as defined in the Founder Voting Agreement.
Pursuant to the terms of the Founder Voting Agreement, any Founder may withdraw from the agreement at any time, with or without the prior consent of any other party thereto, by concurrently (1) delivering an irrevocable written notice of withdrawal from the Founder Voting Agreement to us, the Grantee, the Trustee and each other Founder then party to the Founder Voting Agreement and (2) delivering an irrevocable written notice of withdrawal from the Founder Voting Trust Agreement to us, the Grantee, the Trustee and each other Founder then party to the Founder Voting Agreement pursuant to and in accordance with its terms. Upon the delivery of such notices, the withdrawing Founder will immediately cease to be a party to the Founder Voting Agreement, and the proxy and power of attorney granted by such Founder and, if applicable, his affiliates, pursuant to the Founder Voting Agreement will be automatically revoked. In addition, a Founder will immediately cease to be a party to the Founder Voting Agreement, and the proxy and power of attorney granted by such Founder and, if applicable, his affiliates, will be automatically revoked (1) upon his death, (2) upon the determination, in a final non-appealable order of a court of competent jurisdiction, that he is permanently and totally disabled or (3) upon the proper delivery of a written notice of withdrawal from the Founder Voting Trust Agreement with respect to such Founder in accordance with the Founder Voting Trust Agreement. If, for a period of six months, a Founder who is then party to the Founder Voting Agreement fails to hold or own, directly or indirectly, together with certain of his affiliates, a certain number of our Corporation Equity Securities, and the Founders who are then party to the Founder Voting Agreement, together with certain of their affiliates, in the aggregate do not hold or own, directly or indirectly, a number of Corporation Equity Securities at least equal to the Ownership Threshold, the other Founders who are then party to the Founder Voting Agreement will be entitled, in their sole discretion and by their unanimous decision, to require such Founder to withdraw from the Founder Voting Agreement and the Founder Voting Trust Agreement. Upon a discretionary or compulsory withdrawal of a Founder as a beneficiary of the Founder Voting Trust Agreement, the Trustee will instruct our transfer agent and us to convert the withdrawing Founder’s pro rata portion of the shares of Class F common stock held in the Founder Voting Trust at the time of the withdrawal into shares of Class B common stock in accordance with our amended and restated certificate of incorporation.
The Founder Voting Agreement will terminate on the date that is the earlier to occur of (1) the termination of the Founder Voting Trust (other than any termination that occurs in connection with certain reorganizations or redomiciliations thereof) and (2) the business day following the death of the last Founder party thereto (such earlier date, the “Expiration Date”).
The terms of the Founder Voting Agreement can be amended at any time and from time to time with the consent of each of the Founders then party thereto, except that any amendment or modification that would have an adverse effect on the rights or obligations of the Grantee would require the affirmative consent of the Grantee. We are an express, intended third-party beneficiary of the Founder Voting Agreement but will not have a general consent right with respect to amendments thereto.
Founder Voting Trust Agreement
Our Founders have entered into the Founder Voting Trust Agreement, which became effective substantially concurrently with the effectiveness of our previous amended and restated certificate of incorporation on September 22, 2020, and pursuant to which each Founder has deposited 335,000 shares of Class B common stock in the Founder Voting Trust, under which Wilmington Trust, National Association, as Trustee, will act on behalf of the Founders. The Founders were issued trust units, which represent the shares of our Company deposited with the Trustee.
Substantially concurrently with the effectiveness of our previous amended and restated certificate of incorporation on September 22, 2020, all shares of Class B common stock held in the Founder Voting Trust were exchanged, pursuant to an Exchange Agreement between us and the Trustee, for an equivalent number of shares of Class F common stock, which we issued directly to the Trustee to be held in the Founder Voting Trust. As a result of the Founder Voting Trust Agreement, the Trustee is the record owner of the shares of Class F common stock held in the Founder Voting Trust, which constitutes all of the issued and outstanding shares of Class F common stock.
Pursuant to the terms of the Founder Voting Trust Agreement, the Trustee will vote the shares of Class F common stock held in the Founder Voting Trust, or deliver or not deliver consents in respect of such shares, as a whole, in the manner determined by the instructions of our Founders who are then party to the Founder Voting Agreement (even if the shares of Class F common stock have zero votes per share with respect to the particular matter), as further described above under “—Multi-Class Common Stock.” The Trustee will not exercise any voting discretion over the shares of Class F common stock held in the Founder Voting Trust.

Pursuant to the terms of the Founder Voting Trust Agreement, a Founder may withdraw as a beneficiary of the Founder Voting Trust Agreement at the Founder’s discretion at any time. In addition, each Founder will be deemed to have withdrawn as a beneficiary of the Founder Voting Trust Agreement immediately upon his death or upon the determination, in a final non-appealable order of a court of competent jurisdiction, that he is permanently and totally disabled. Upon such a discretionary or compulsory withdrawal, the Trustee will instruct our transfer agent and us to convert the withdrawing Founder’s pro rata portion of the shares of Class F common stock held in the Founder Voting Trust at the time of the withdrawal into shares of Class B common stock in accordance with our amended and restated certificate of incorporation. Following such conversion, the Trustee will, among other actions, distribute such shares of Class B common stock to the withdrawing Founder and cancel the withdrawing Founder’s trust units. After these actions, the withdrawing Founder will cease to be a beneficiary within the meaning of the Founder Voting Trust Agreement.
The Founder Voting Trust Agreement contains certain covenants that, among other things, prohibit each of our Founders from transferring his trust units and prohibit the Trustee from transferring or converting shares of Class F common stock held in the Founder Voting Trust, except in connection with a discretionary or compulsory withdrawal effected in accordance with the terms of the Founder Voting Trust Agreement or as otherwise required by applicable law.

The Founder Voting Trust Agreement will terminate upon the business day following the earliest to occur of (1) the Founder Voting Trust ceasing to hold any shares of Class B common stock or Class F common stock (as a result of transfers effected in accordance with the terms of the Founder Voting Trust Agreement), (2) at any time there are no beneficiaries of the Founder Voting Trust and (3) upon the written approval of such termination by each of the Founders then a beneficiary of the Founder Voting Trust Agreement.
The terms of the Founder Voting Trust Agreement can be amended at any time and from time to time with the consent of each of the Founders then party thereto, except that any amendment or modification that would have an adverse effect on the rights or obligations of the Trustee would require the affirmative consent of the Trustee. We are an express, intended third-party beneficiary of the Founder Voting Trust Agreement, but will not have a general consent right with respect to amendments thereto. The beneficiaries of the Founder Voting Trust will be required to give notice to us of certain changes in the Trustee.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 150 Royall Street, Suite 101, Canton, Massachusetts 02021.
Listing
Our Class A common stock is listed on the NYSE under the symbol “PLTR.”